RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Unaudited)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

This financial information has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which, in most respects, conform to the United States Generally Accepted Accounting Principles (“U.S. GAAP”).  This information does not include all of the disclosures included in TransAlta Corporation’s annual consolidated financial statements.  Accordingly, this information should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, the unaudited interim consolidated financial statements as at and for the three and nine months ended Sept. 30, 2009 and 2008, and the audited 2008 U.S. GAAP reconciliation.

The material differences to reconcile Canadian GAAP to U.S. GAAP are described below.

A.  (LOSS) EARNINGS AND (LOSS) EARNINGS PER SHARE (“EPS”)

	Reconciling items	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited		2009	2008	2009	2008

Net (loss) earnings - Canadian GAAP		66	61	102	141
Pension cost, net of tax	V	(1)	-	(4)	(4)
Start up costs	III	5	-	5	-
Stock-based compensation, net of tax	VII	(2)	-	-	-
Sale of minority interest in Kent Hills	VIII	-	-	(1)	-
Net (loss) earnings - U.S. GAAP		68	61	102	137

Other comprehensive (loss) income, net of tax - Canadian GAAP		(51)	483	67	115
Employee future benefits	V	11	(27)	19	(36)
Cash flow hedges	I	(7)	(6)	8	(6)
Comprehensive (loss) income - U.S. GAAP		21	511	196	210

Weighted average number of common shares outstanding in the period		198	198	198	199

Net (loss) earnings per share, basic and diluted - U.S. GAAP		0.34	0.31	0.52	0.69

The above table includes amounts related to non-controlling interest.

B.  BALANCE SHEET INFORMATION

		Sept. 30, 2009		Dec. 31, 2008
Unaudited	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Property, plant and equipment, net	I	6,251	6,255	6,034	6,024
Other assets	III	67	67	30	25

Liabilities
Long-term debt		2,860	2,860	2,564	2,566
Deferred credits and other liabilities	V	132	193	122	203
Net future or deferred income tax liabilities (including current portion)	I, II, V, VII	409	393	359	331
Non-controlling interests	IX	484	-	469	-

Equity
Contributed surplus	IV, VI, VII	-	132	-	132
Retained earnings	IV, V, VI, VII, VIII	618	470	688	540
Accumulated other comprehensive income	I, V	128	103	61	7
Non-controlling interests	IX	-	484	-	469

C.  RECONCILING ITEMS

I.  Cash Flow Hedges

Under Canadian GAAP, certain gains and losses on derivatives designated as cash flow hedges can be included in the carrying amount of the underlying hedged item. Under U.S. GAAP, these gains and losses must be reclassified to Other Comprehensive Income (“OCI”).  In addition, amounts from cash flow hedges must be reclassified from OCI into net earnings in the same period during which the underlying hedged item affects net earnings.

II.  Income Taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP are as follows:

	Sept. 30, 2009	Dec. 31, 2008

Future income tax liabilities (net) under Canadian GAAP	(409)	(359)
Start-up costs	-	3
Pensions	17	23
Cash flow hedges	(1)	2
Deferred income tax liabilities (net) under U.S. GAAP	(393)	(331)

Comprised of the following:

	Sept. 30, 2009	Dec. 31, 2008

Current deferred income tax assets	9	3
Long-term deferred income tax assets	230	271
Current deferred income tax liabilities	(13)	(9)
Long-term deferred income tax liabilities	(619)	(596)
	(393)	(331)

On Jan. 1, 2007, TransAlta adopted Financial Accounting Standards Board (“FASB”) Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), now contained in Codification Topic 740, Income Taxes.  Unrecognized tax benefits decreased by $4 million for the nine months ended Sept. 30, 2009.  The total recorded as of Sept. 30, 2009 is $116 million.  The reconciliation of unrecognized tax benefits to year end is as follows:

Balance, Dec. 31, 2008	120
Increase as a result of tax positions taken during a prior period	3
Decrease as a result of tax positions taken during a prior period	(2)
Decrease as a result of settlements with taxation authorities	(5)
Balance, Sept. 30, 2009	116

These unrecognized tax benefits, if recognized, would affect the effective tax rate. No material increase or decrease in unrecognized tax benefits is expected in the next 12 months.

The Corporation’s income tax filings are subject to audit examination by taxation authorities.  As at Sept. 30, 2009, the tax years that remain subject to examination in major jurisdictions are: 1997 – 2008 in Canada, 2004 – 2008 in the U.S., 2001 – 2008 in Mexico, and 1995 – 2008 in Australia.

The Corporation’s accounting policy is to include interest and penalties as a component of income taxes.  The balance of interest and penalties was reduced by $2 million during the first nine months of 2009.

III.  Start Up Costs

Starting in 2009, under Canadian GAAP start up costs are no longer deferred and amortized.  Consequently, the adjustment for start-up costs that was previously recorded to reconcile Canadian GAAP to U.S. GAAP has been determined to be unnecessary.

IV.  Contributed Surplus

In 1998, the Corporation transferred generation assets to one of its subsidiaries, TA Cogen. TA Power, an unrelated entity, concurrently subscribed to a minority interest in TA Cogen.  The fair value paid by TA Cogen for the assets exceeded their historical carrying values.  For Canadian GAAP, the Corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain on disposition.  TA Power held an option to resell its interest in TA Cogen to the Corporation in 2018, but in 2003, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under FASB Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements, now contained in Codification Topic 810, Consolidation, the option initially held by TA Power to potentially resell TA Cogen units to the Corporation in 2018 causes the excess of the consideration paid by TA Power over the Corporation’s historical carrying value in these assets to be characterized as contributed surplus.

V.  Pension Plans

An additional difference between Accumulated Other Comprehensive Income (“AOCI”) under Canadian and U.S. GAAP is related to the adoption of Financial Accounting Standards No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, now contained in Codification Topic 715, Compensation – Retirement Benefits. Under U.S. GAAP, gains and losses recognized on pension plans and post-retirement benefits are recorded to OCI but are charged to earnings as services are rendered under Canadian GAAP. Consequently, the pension benefit cost under U.S. GAAP is impacted by the amounts amortized through AOCI which does not affect the pension benefit cost under Canadian GAAP. The pension benefit cost is adjusted for this difference.

The components of AOCI under U.S. GAAP for adjustments as disclosed in reconciling items I and IV are as follows:

	Sept. 30, 2009	Dec. 31, 2008
Cumulative unrealized losses on translating self-sustaining foreign operations, net of hedges and tax	(62)	(7)
Cumulative unrealized gains on cash flow hedges, net of tax	193	61
Pensions, net of tax	(28)	(47)
Accumulated other comprehensive income	103	7

VI.  Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity.  Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method.  However, in accordance with practices prescribed by the SEC, the Corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures using the proportionate consolidation method.

VII.  Share-Based Payment

Under U.S. GAAP, the Corporation is required to measure the cost of employee services received in exchange for an award of cash-settled instruments based on the current fair value of the award.  The fair value of the award will be remeasured subsequently at each reporting date through the settlement date.  Changes in fair value during the service period will be recognized as compensation expense over that period.  FAS 123(R), now contained in Codification Topic 718, Compensation – Stock Compensation, also requires that the adjusted fair value of these instruments be classified as a liability instrument rather than as an equity instrument. Amounts reclassed at Sept. 30, 2009 were less than $1 million.

VIII.  Sale of Minority Interest

During the second quarter of 2009, the Corporation sold 17 per cent of its Kent Hills project to Natural Forces Technologies Inc. and recorded a pre-tax gain of $1 million in accordance with Canadian GAAP.  FAS 160, Noncontrolling Interests in Consolidated Financial Statements, now contained in Codification Topic 810, Consolidation, requires that any difference between the fair value of the consideration received and the amount by which the non-controlling interest is adjusted should be recognized in equity attributable to the parent.  For the nine months ended Sept. 30, 2009, $1 million of other income has been reclassified and included in retained earnings.

IX.  Current Accounting Changes

1. FASB Accounting Standards Codification TM

On Sept. 30, 2009, the Corporation adopted Accounting Standards Update (“ASU”) No. 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, previously issued as the Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative nongovernmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The implementation of this update did not have an impact on this financial information.

2. Measuring Liabilities at Fair Value

On Sept. 30, 2009, the Corporation adopted ASU 2009-05, Measuring Liabilities at Fair Value. ASU 2009-05 amends Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosure, previously issued as FSP, FAS 157-f, Measuring Liabilities at Fair Value, for the fair value measurement of liabilities when a quoted price in an active market is not available. The implementation of this update did not have an impact on this financial information.

3. Accounting for Own-Share Lending Arrangements

On July 1, 2009, the Corporation adopted Emerging Issues Task Force (“EITF”) Issue No. 09-1, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance. The issue requires an entity to initially measure a share-lending arrangement at fair value and for it to be treated as an issuance cost, and to exclude the shares borrowed under the share-lending arrangement from basic and diluted EPS. Issue 09-1 also requires the entity to record a loss in current earnings equal to the fair value of the shares outstanding less any recoveries if it becomes probable that the counterparty will default on the arrangement. The implementation of this issue did not have an impact on this financial information.

4. Subsequent Events

On June 30, 2009, the Corporation adopted FASB Statement No. 165, Subsequent Events, now contained in Codification Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.  Disclosure that meets the requirement of this standard can be found in Note 23 of the unaudited interim consolidated financial statements. The implementation of this standard did not have any other impact on this financial information.

5. Fair Value of Financial Instruments Disclosures

On June 30, 2009, the Corporation adopted FASB Staff Position FAS 107-1, Interim Disclosures about Fair Value of Financial Instruments, now contained in Codification Topic 825, Financial Instruments, which requires disclosures about fair value of financial instruments for interim reporting periods as well as for annual financial statements. This standard also requires those disclosures in summarized financial information at interim reporting periods.  The implementation of this standard did not have a material impact on this financial information.

6. Disclosure on Determining Fair Value When Market Value Declines

On June 30, 2009, the Corporation adopted FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, which provides guidance for estimating the fair value when the volume of activity for the asset or liability has significantly decreased. FAS 157-4 requires disclosure of any change in the valuation technique used to evaluate fair value when the volume has significantly decreased such as moving from a market approach to an income approach or moving to a multiple valuation technique. Additional guidance is provided to identify when a transaction is a forced liquidation or distressed sale.  The implementation of this standard did not have a material impact on this financial information.

7. Recognition and Presentation of Other-Than-Temporary Impairments

On June 30, 2009, the Corporation adopted FASB Staff Position FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, now contained in Codification Topic 320, Investments – Debt and Equity Securities, which provides guidance on estimating fair value when the volume and level of transaction activity for an asset or liability has significantly decreased in relation to normal market activity for the asset or liability.  The implementation of this standard did not have a material impact on this financial information.

8. Business Combinations

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 141(R), Business Combinations, now contained in Codification Topic 805, Business Combinations – a replacement of FASB Statement No. 141.  The FASB and the IASB have developed common standards on Business Combinations.  These standards propose significant changes with respect to accounting for business combinations in consolidated financial statements.  The implementation of this standard did not have a material impact upon on this financial information.

9. Non-Controlling Interests

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 160, Non-Controlling Interests in Consolidated Financial Statements (“FAS 160”) – an amendment of ARB No. 51, in conjunction with the IASB standards and now contained in Codification Topic 810, Consolidation. The FASB and the IASB have developed common standards on Non-Controlling Interests. Under FAS 160, non-controlling interests are required to be reported under equity rather than as a liability on the unaudited interim consolidated financial statements.  Disclosure required as a result of adopting this standard can be found in Note B, Balance Sheet Information.

10. Disclosures about Derivative Instruments and Hedging Activities

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”) – an amendment of FASB Statement No. 133, now contained in Codification Topic 815, Derivatives and Hedging. FAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Disclosure that meets the requirement of this standard can be found in Notes 4 and 5 of the unaudited interim consolidated financial statements.

11. Determination of the Useful Life of Intangible Assets

On Jan. 1, 2009, the Corporation adopted FSP FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS 142-3, now contained in Codification Topic 350, Intangibles – Goodwill and Other, amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature.  The implementation of this standard did not have a material impact upon the unaudited interim consolidated financial statements.

12. Issuer’s Measurement of Debt with a Third-party Credit Enhancement

On Jan. 1, 2009, the Corporation adopted EITF Issue No. 08-5, Issuer’s Measurement of Debt with a Third-party Credit Enhancement, now contained in Codification Topic 820, Fair Value Measurements and Disclosures. This issue addresses that a separable third-party enhancement, such as a financial guarantee, should not be included in the fair value measurement of the liability. The implementation of this issue did not have a material impact upon the unaudited interim consolidated financial statements.

X.  Future Changes in Accounting Standards

1. Employer’s Disclosure about Pensions and Other Postretirement Benefits

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets, to provide increased disclosure on the assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1, now codified as Accounting Standard Codification 715-10-50, will be effective for the Corporation at Dec. 31, 2009.  The Corporation is currently assessing the impact of adopting the above standard on the consolidated financial statements.